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SEC FILE NUMBER
8- 48431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
FEB 22 2002
WASH. DC
365
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDELMAN & CO., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8689 NORTH PORT WASHINGTON RD
(No. and Street)

MILWAUKEE, WI 53217
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EDELMAN (414) 228-9314
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - *if individual, state last, first, middle name*)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, ROBERT EDELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDELMAN & CO., LTD., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
JUDY A.
WILSON
STATE OF WISCONSIN

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SCRIBNER
COHEN
AND
COMPANY

CPAs
and
Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.

We have audited the accompanying statements of financial condition of Edelman & Co., Ltd. as of December 31, 2001 and 2000, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows, for the years then ended, in conformity with generally accepted accounting principles.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 14 through 16 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 23, 2002

EDELMAN & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS		2001		2000
CURRENT ASSETS				
Cash	$	40,799	$	63,535
Accounts receivable		1,190		–
Income tax receivable		2,184		–
Prepaid expenses		2,420		1,289
Deferred income taxes		2,050		–
Total current assets		48,643		64,824
PROPERTY AND EQUIPMENT				
Furniture and equipment		7,023		7,023
Less accumulated depreciation		6,261		5,351
		762		1,672
OTHER ASSETS				
Investment in PE Advisors, LLC		4,131		–
TOTAL ASSETS	$	53,536	$	66,496

LIABILITIES AND STOCKHOLDER'S EQUITY		2001		2000
CURRENT LIABILITIES				
Accounts payable	$	5,418	$	681
Payroll taxes payable		13		69
Accrued expenses		4,000		6,400
Deferred income taxes		–		320
Total current liabilities		9,431		7,470
STOCKHOLDER'S EQUITY				
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000		15,000
Retained earnings		29,105		44,026
Total stockholder's equity		44,105		59,026
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	53,536	$	66,496

The accompanying notes are an integral part of the financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUE		
Fees	$ 50,800	$ 101,833
OPERATING EXPENSES		
Officer's salary	20,000	32,000
Promotion	1,883	1,260
Information service	5,320	7,246
Depreciation	910	1,056
Professional services	14,639	11,986
Retirement plan	4,000	6,400
Payroll taxes	1,599	2,517
Publications, dues and licenses	2,554	6,148
Employee benefits	7,086	11,247
Office expense and postage	4,745	5,565
Outside services	285	–
Meals and entertainment	1,525	2,430
Insurance	205	610
Travel	22,534	14,794
Telephone	7,761	6,493
Miscellaneous	125	35
Total operating expenses	95,171	109,787
INCOME/(LOSS) FROM OPERATIONS	(44,371)	(7,954)
OTHER INCOME/(EXPENSE)		
Equity in earnings of P E Advisors, LLC	23,031	–
Interest expense	–	(139)
Dividend Income	285	713
Interest income	1,580	3,693
	24,896	4,267
INCOME/(LOSS) BEFORE INCOME TAXES	(19,475)	(3,687)
INCOME TAX (EXPENSE) BENEFIT		
Current	–	(2,411)
Refundable income taxes	2,184	–
Deferred	2,370	(1,780)
	4,554	(4,191)
NET INCOME (LOSS)	(14,921)	(7,878)
RETAINED EARNINGS BEGINNING OF YEAR	44,026	51,904
RETAINED EARNINGS - END OF YEAR	$ 29,105	$ 44,026

The accompanying notes are an integral part of the financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(14,921)	$	(7,878)
Adjustments to reconcile net loss to net cash provided by operating activities				
Depreciation and amortization		910		1,056
Deferred income tax		(2,370)		1,780
Income allocated from partnership		(23,031)		–
Changes in operating assets and liabilities				
Accounts receivable		(1,190)		11,146
Income taxes receivable		(2,184)		–
Prepaid expenses		(1,131)		875
Accounts payable		4,737		(1,864)
Accrued expenses		(2,456)		(11,600)
Net cash used in operating activities		(41,636)		(6,485)
CASH FLOWS FROM INVESTING ACTIVITIES				
Distribution from PE Advisors, LLC		19,000		–
Investment in PE Advisors, LLC		(100)		–
Net cash provided by operating activities		18,900		–
CASH FLOWS FROM FINANCING ACTIVITIES				
Payment of stockholder loan payable		–		(10,000)
NET DECREASE IN CASH		(22,736)		(16,485)
CASH - BEGINNING OF YEAR		63,535		80,020
CASH - END OF YEAR	$	40,799	$	63,535
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	1,131	$	1,536
Interest	$	–	$	139

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edelman & Co., Ltd. is a Wisconsin Corporation. The Company registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office equipment	5 - 7 years

Depreciation expense was $910 and $1,056 for the years ended December 31, 2001 and 2000, respectively.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting, and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 9.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in P E Advisors, LLC

The Company uses the equity method to account for its one-half interest in P E Advisors, LLC, a Wisconsin limited liability company that was organized in the year 2001. Under the equity method, the Company's investment is increased for investments, capital contributions, and loans to the LLC, and for its proportionate share of the LLC's earnings, and is decreased for loan repayments and distributions from the LLC, and for its proportionate share of the LLC's losses. At December 31, 2001 the Company's investment consisted of $4,131 in members' equity. The LLC had assets of $8,261 and $0 in liabilities as of December 31, 2001.

NOTE 2 - RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or holds securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2001 and 2000. At December 31, 2001, the Corporation's net capital as defined by SEC Rule 15c3-1 was $26,368 in excess of the minimum net capital required. The excess net capital at 1,000% was $30,425, and the percent of aggregate indebtedness to net capital was 30%. At December 31, 2000, the Corporation's net capital as defined by SEC Rule 15c3-1 was $51,385 in excess of the minimum net capital required. The excess net capital at 1,000% was $55,670, and the percent of aggregate indebtedness to net capital was 13%.

NOTE 4 - STOCKHOLDER LOAN PAYABLE

On December 22, 1997, a loan agreement was made between Edelman & Co., Ltd. and the Company's sole stockholder. This $10,000 loan payable has an effective date of January 1, 1999 and is due January 1, 2001; the loan was repaid in 2000. Interest of 10% is payable annually. The loan is a subordinate debt and as such, authorization is required from the NASD prior to any prepayments. Further, repayment of the loan will be suspended if, after repayment, the aggregate indebtedness of the Company would exceed 120% of its net capital, its net capital would be less than 5% of aggregate debt items.

NOTE 5 - EMPLOYEE BENEFIT PLANS

The Company has a combined money purchase plan. Contributions are to be paid each year at not more than 20% of employee earnings. The accrued contribution for the years ended December 31, 2001 and 2000 is $4,000 and $6,400.

The Company has a medical and dental expense reimbursement plan that reimburses employees up to $20,000 per year for payment of health insurance premiums and medical and dental expenses.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company uses office space located in the sole stockholder's residence, but does not pay rent on this space.

NOTE 7 - MAJOR CUSTOMERS

The Company had fee income from four customers during 2001 that accounted for 100% of total fee income for the year ended December 31, 2001. The Company had fee income from five customers during 2000, which accounted for 95% of total fee income for the year ended December 31, 2000.

NOTE 8 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences, arising as a result of differences in accounting basis are: changes in various income and expense accounts for which accruals are made for accounting purposes; difference in depreciation for tax and accounting purposes; a net operating loss carryforward for state income taxes of $14,577 expiring in 2016; as well as the difference in income tax liability calculated on the cash basis versus the income tax liability calculated on the accrual basis. At December 31, 2001 and 2000, the deferred income tax asset/(liability) resulting from these temporary differences is $2,050 and $(320), respectively.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
For the Years Ended December 31, 2001 and 2000

	2001	2000
BALANCE - BEGINNING OF YEAR	$ –	$ 10,000
Increase	–	–
Decrease	–	10,000
BALANCE - END OF YEAR	$ –	$ –

See auditors' report.

EDELMAN & CO., LTD.
SCHEDULES OF COMPUTATION OF NET CAPITAL
December 31, 2001 and 2000

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2001	2000
NET CAPITAL		
Total stockholder's equity	$ 44,105	$ 59,026
DEDUCTIONS		
Nonallowable assets:		
Accounts receivable	3,374	–
Prepaid expenses	2,420	1,289
Deferred income taxes	2,050	(320)
Investment	4,131	–
Furniture and equipment	762	1,672
	12,737	2,641
NET CAPITAL	$ 31,368	$ 56,385
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 26,368	$ 51,385
EXCESS NET CAPITAL AT 1,000%	$ 30,425	$ 55,670
AGGREGATE INDEBTEDNESS	$ 9,431	$ 7150
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	30%	13%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 28,186	$ 49,509
(Increase)/decrease in nonallowable assets	(2,593)	11,067
Audit adjustments:		
Increase/(decrease) receivables and prepaids	3,374	(2,411)
Additional liabilities	(4,000)	–
Investment income	4,031	–
Deferred income taxes	2,370	(1,780)
Total audit adjustments	5,775	(4,191)
NET CAPITAL PER ABOVE	$ 31,368	$ 56,385

The computation of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Edelman & Co., Ltd. because the transactions are limited to fees earned on consulting on corporate mergers and private placements.

See auditor's report.



SCRIBNER
COHEN
AND
COMPANY

CPAs
and
Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Edelman & Co., Ltd. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271-9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

To the Stockholder
and Board of Directors
Edelman & Co., Ltd.
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 23, 2002



EDELMAN & CO., LTD.

ANNUAL REPORT

DECEMBER 31, 2001



EDELMAN & CO., LTD.
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